TCW FUNDS, INC.

865 South Figueroa Street

Los Angeles, California 90017

PHILIP K. HOLL

SECRETARY AND

ASSOCIATE GENERAL COUNSEL

November 22, 2010

Larry Greene, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments Received
TCW Funds, Inc. Post-Effective Amendment No. 59

Dear Mr. Greene,

In connection with a response being made on behalf of TCW Funds, Inc. (the “Fund”) to comments you provided with respect to the Fund’s Post-Effective Amendment No. 59 (the “PEA”), the Fund hereby acknowledges that:

The Fund is responsible for adequacy and accuracy of the disclosure contained in the PEA.

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA; and

The Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Prospectus

1.	The Fund should consider whether climate change risk disclosure should be added.

The Fund does not believe that climate change will have any material impact on the Fund or its investment portfolio in the foreseeable future and such risk disclosure will not be added.

2.	The Fund should consider whether to add additional disclosure regarding derivatives and the risks associated with investment in derivatives.

The Fund believes the disclosure regarding investment in derivatives and the risks associated with investment in derivatives adequate. In the section titled “Principal Investment Strategies” a summary of the types of derivatives that the Fund may invest in is provided. Further, in the “Glossary” each derivative that the Fund may invest in is explained and a more extensive explanation provided in the Statement of Additional Information. With respect to disclosure of risk factors, disclosure regarding “Derivatives Risk”, “Leveraging Risk” and “Counterparty Risk” is provided in the Prospectus with more extensive disclosure of risks of investing in derivatives provided in the Statement of Additional Information.

3.	The Fund should consider whether to add additional disclosure regarding recession risk.

The Fund does not believe that additional disclosure regarding recession risk is warranted. The Fund’s prospectus discloses under both “Portfolio Management Risk” and “Market Risk” economic conditions can impact the value of a security.

4.	The Fund should add the disclosure requested by Item 3(f)(i) in the event the fees and expenses incurred indirectly by the Fund as a result of investment in one or more acquired funds exceeds 0.01 percent (one basis point).

The Fund does not anticipate that its limited investment in ETFs will result in indirect expenses of such investment exceeding 0.01 percent (1 basis point) and, as a result, the additional disclosure required by Item 3(f)(i) will not be added.

5.	Additional disclosure should be added in the event the expense reimbursement/fee waiver has a “claw back.”

The Fund’s expense reimbursement/fee waiver does not have a “claw back” and, as a result, no such disclosure will be added.

6.	The Fund should consider whether the definition of emerging markets countries is appropriate.

Rule 35d-1 under the Investment Company Act of 1940 requires that an investment company with a name that suggests that it focuses its investments in a particular country or geographic region adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. In this regard, it was suggested that certain countries such as China, South Korea and Taiwan may not be emerging markets countries. The Fund notes that as of May 2010,

MSCI Barra classified China, South Korea (Republic of Korea) and Taiwan as emerging markets as well as Brazil, Chile, Columbia, Czech Republic, Egypt, Hungary, India, India, Indonesia, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Thailand and Turkey. The list tracked by The Economist is the same except with Hong Kong and Singapore included.

7.	In the section titled “Purchase and Sales of Fund Shares” the word “generally” should be deleted from the sentence. “Generally, purchase and redemption orders for Fund shares are processed at the net asset value next calculated after an order is received by the Fund.”

The word “generally” will be deleted.

8.	In the subsection titled “Derivatives Risk” in the section titled “Principal Risks and Risk Definitions” you requested an explanation of the sentence “By setting aside assets equal to its net obligations under cash-settled futures and forward contracts, the Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notational value of such contracts.”

With respect to futures and forwards that are required to “cash settle”, the Fund is permitted to designate cash or liquid assets in an amount equal to the daily marked to market (i.e., net) obligation, if any (in other words, the Fund’s daily net liability, if any) rather than the notational of the contract. By earmarking assets equal only to its net obligations under cash-settled trades, a Fund will have the ability to transact in other securities that also must be covered by earmarked assets to a greater extent than if the Fund were required to earmark assets equal to the full notational market value of the contracts.

Should you have any questions feel free to telephone the undersigned at (213) 244-0290.

Sincerely,

/s/ Philip K. Holl

Philip K. Holl